Aurora Cannabis Launches Aurora PRO Corporate Account Program

Business-to-Business Service Designed to Facilitate and Accelerate Market Development for Producers and Retailers

TSX: ACB

EDMONTON, Feb. 7, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has launched a new B2B service, Aurora PRO, for licensed producers ("LPs") and licensed retailers ("LRs") in the forthcoming adult consumer market.

Aurora PRO is a broad service offering that leverages Aurora's purchasing power, quality assurance processes, technological infrastructure, cultivation know-how, distribution channels, as well as its best-in-class customer service to help simplify the sales process and effectively deliver products to market. Aurora PRO creates a quick, seamless, and scalable platform to facilitate wholesale B2B transactions, while at the same time offering a broad range of operational support services and market intelligence to private retailers.

The execution of Aurora PRO will be by way of a secure internet portal, with dedicated staff providing additional resources and in-person services to producers and retailers subscribed to the service.

Aurora PRO for Producers

Aurora PRO is aimed at producers of any scale, from craft growers, to larger bulk wholesale-focused LPs. Through transacting with Aurora, LPs have the ability to overcome distribution barriers and minimum supply requirements that may prevent them from gaining access to key provincial markets and getting their product into the hands of consumers.

Additionally, Aurora and its wholly-owned subsidiary ALPS (Aurora Larssen Projects Ltd), will be offering cultivation and operational services to producers, including packaging, quality assurance and logistics. Aurora PRO enables LPs to focus on what they do best, producing high-quality cannabis, without having to invest in, and operate, large sales, support and logistics operations.

Aurora PRO for Retailers

Through Aurora PRO, the Company also looks to partner with a wide variety of B2C market participants, including smaller independent retailers. Aurora intends to develop strong two-way partnerships with retailers, whereby feedback received translates into superior service.

The offering will include operational support, such as product and staff training, as well as consulting aimed to help optimize the retailers` purchasing strategies. The Company will also be providing intelligence to help retailers identify and react on market trends, as well as providing visibility into Aurora's production pipeline.

In markets where direct transactions between LPs and LRs will be allowed, the Company will help establish supply agreements, enabling its customers to secure sufficient product quantities, especially important in a market that is anticipated to be supply restricted during the period immediately following consumer legalization. In these markets, the Company anticipates offering a wide variety of strains, including those sourced through LPs with Aurora PRO accounts, ensuring that its retail customers have the ability to stock products that resonate with their respective markets.

Management Commentary

"Aurora PRO is an innovative concept designed to facilitate win-win relationships among trusted partners," said Terry Booth, CEO. "We believe that Aurora PRO will provide a compelling, reliable and easy to use option for producers that are seeking market access for their products, while providing retailers with a responsive partner to help establish, develop and fine tune their operations. In a market expected initially to be supply restricted, Aurora PRO partners will have significant competitive advantages that will help them build market share and customer loyalty."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). Aurora operates a 55,200 square foot production facility in Mountain View County, Alberta, known as "Aurora Mountain", a 40,000 square foot production facility known as "Aurora Vie" in Pointe-Claire, Quebec, and an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport. Aurora is also completing a fourth facility of 48,000 square feet in Lachute, Quebec, and will shortly begin construction on a 1,000,000 square foot production facility in Odense, Denmark, to be known as "Aurora Nordic", via a joint venture with Alfred Pedersen & Søn ApS.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. Aurora offers further differentiation through its wholly owned subsidiaries BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

In addition, Aurora holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2018/07/c6089.html

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For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523,marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 07-FEB-18